VF 3-6-03

**AA 3/3/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011145

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING SECTION
FEB 25 2003
WASH. D.C. 155

| SEC FILE NUMBER |
|---|
| 8-38747 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KOBREN INSIGHT BROKERAGE, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WILLIAM STREET
(No. and Street)

| WELLESLEY | MA | 02181 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC M. KOBREN (617) 369-2200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBERG, HARDER, ADELSTEIN & CO., P.C.
(Name – *if individual, state last, first, middle name*)

| 132 LINCOLN STREET | BOSTON | MA | 02111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





VG 3-7-03

## OATH OR AFFIRMATION

I, ERIC M. KOBREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOBREN INSIGHT BROKERAGE, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***Goldberg, Harder, Adelstein & Co., P.C.***

Certified Public Accountants
Boston, Massachusetts

## INDEPENDENT AUDITOR'S REPORT

To the Directors of
Kobren Insight Brokerage, Inc.

We have audited the accompanying balance sheets of Kobren Insight Brokerage, Inc. as of December 31, 2002 and 2001, and the related statements of operations and deficit, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kobren Insight Brokerage, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital and the reconciliation between focus report and audited computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldberg, Harder, Adelstein & Co., P.C.

Certified Public Accountants

January 15, 2003

## KOBREN INSIGHT BROKERAGE, INC.
## BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash | 40,744 | 31,056 |
| Accounts receivable | 11,958 | 12,334 |
| TOTAL CURRENT ASSETS | 52,702 | 43,390 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Due to affiliate | 24,000 | 12,334 |
| | 24,000 | 12,334 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value, authorized 15,000 shares; issued and outstanding 1,000 shares | 100 | 100 |
| Additional paid-in capital | 50,900 | 50,900 |
| Deficit | (22,298) | (19,944) |
| | 28,702 | 31,056 |
| | 52,702 | 43,390 |

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| OPERATING INCOME: | | |
| Other revenues | 115,219 | 121,058 |
| OPERATING EXPENSES: | | |
| Legal and accounting | 2,100 | 2,100 |
| Marketing expense | 114,244 | 119,515 |
| Office expenses | 1 | 2 |
| Regulatory fees and expenses | 687 | 461 |
| Taxes | 541 | 541 |
| | 117,573 | 122,619 |
| NET LOSS | (2,354) | (1,561) |
| DEFICIT, BEGINNING OF YEAR | (19,944) | (18,383) |
| DEFICIT, END OF YEAR | (22,298) | (19,944) |

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | Common Stock Shares | Par Value | Additional Paid in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance, December 31, 2000 | 1,000 | 100 | 40,900 | (18,383) | 22,617 |
| Additional paid-in-capital | | | 10,000 | | 10,000 |
| Net loss | | | | (1,561) | (1,561) |
| Balance, December 31, 2001 | 1,000 | 100 | 50,900 | (19,944) | 31,056 |
| Net loss | | | | (2,354) | (2,354) |
| Balance, December 31, 2002 | 1,000 | 100 | 50,900 | (22,298) | 28,702 |

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net loss | (2,354) | (1,561) |
| Increase (decrease) in cash resulting from changes in: | | |
| Accounts receivable | 376 | 437 |
| Due to affiliate | 11,666 | (437) |
| NET CASH FROM (FOR) OPERATING ACTIVITIES | 9,688 | (1,561) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceeds from additional paid in capital | | 10,000 |
| NET CASH FROM FINANCING ACTIVITIES | | 10,000 |
| INCREASE IN CASH | 9,688 | 8,439 |
| CASH, BEGINNING OF YEAR | 31,056 | 22,617 |
| CASH, END OF YEAR | 40,744 | 31,056 |

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Kobren Insight Brokerage, Inc. was established June 23, 1987, under the laws of the Commonwealth of Massachusetts. The Company provides brokerage services in Massachusetts.

Revenue recognition - Revenue is recognized as reimbursable costs are incurred or as services are performed.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes - The Company has elected to have its income taxed directly to its shareholders in accordance with the S Corporation provisions of the Internal Revenue Code. Therefore, there is no provision for federal income taxes.

# SUPPLEMENTAL FINANCIAL INFORMATION

KOBREN INSIGHT BROKERAGE, INC.
COMPUTATIONS OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Total Assets | 52,702 | 43,390 |
| Less Liabilities | 24,000 | 12,334 |
| Net Worth | 28,702 | 31,056 |
| Less Unallowable Assets | 0 | 0 |
| Net Capital | 28,702 | 31,056 |

Per SEC Minimum Net Capital Rule 15c3-1(a)(2)(vi), Kobren Insight Brokerage, Inc. is a limited broker/dealer restricted to doing business in mutual funds and variable contracts only.

No material inadequacies have been found to exist during this audit.

KOBREN INSIGHT BROKERAGE, INC.
RECONCILIATION BETWEEN FOCUS REPORT AND AUDITED COMPUTATION
OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Net Capital per Focus Report (Part IIA) | 28,702 | 31,056 |
| Net Capital per Audited Financial Statements | 28,702 | 31,056 |